FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 29 April, 2004

Espírito Santo Financial Group S.A.
(Translation of registrant’s name into English)

Espírito Santo Financial Group S.A.
231 Val des Bons Malades
Luxembourg-Kirchberg
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES FIRST QUARTER 2004 RESULTS OF ITS SUBSIDIARY BANCO ESPÍRITO SANTO
(Unaudited)

Luxembourg/Portugal – April 27, 2004 – Espírito Santo Financial Group (“ESFG”) (NYSE and Lisbon Stock Exchange: ESF) subsidiary, Banco Espírito Santo (BES), today announced its first quarter 2004 results.

HIGHLIGHTS

Net income for the first quarter of 2004 reached euro 67.2 million, an increase of 15.2% on a comparable basis, corresponding to annualized Return on Equity (ROE) of 14%.

Considerable growth of fees and commissions, underpinned by improved cross-selling and service quality, and also by good performance of investment banking activities.

Net interest income flat compared to previous year (down by 0.4% on a like for like basis), notwithstanding the historically low level of interest rates.

Operating costs under control, rising by 3.1% in line with expected evolution.

Provision charge of euro 64.6 million, an increase of 7.1% year-on-year, due to the persistence of risks inherent to the current economic cycle.

Strong increase of customer funds (13.0%), notably in deposits (+9.1%), with a positive impact on the transformation ratio, which improved from 107% in March 2003 to 100% this quarter. Moderate credit growth, 6.3% including securitized loans, under a tough macroeconomic context.

Comfortable solvency levels: Solvency ratio remains well above the levels recommended by supervision authorities; coverage of overdue loans remains high.

1.  ECONOMIC ENVIRONMENT

Though pursuing a recovery trend, which should consolidate throughout the year, the world economy faced a few setbacks in the first quarter of 2004. The Madrid terrorist attacks and the tensions in the Middle East stirred fears of terrorism in Europe, with negative impacts in the equity markets and in the confidence of economic agents.

In the Euro area, the first quarter of 2004 was marked by a slight deterioration of economic sentiment, suggesting a slowdown of the recovery initiated in the second half of 2003. The effort made by companies to rebalance their financial situation, focusing on efficiency and productivity gains, had a negative impact on the labor market. At 8.8%, the unemployment rate remained flat during the first three months of the year, continuing to hold back consumer confidence. In the United States the labor market showed signs of recovery, and the core inflation reversed its downward trend, rising from 1.1% to 1.6%. The Gross Domestic Product should have risen by 4% in annualized terms, the same performance as in the last quarter of 2003.

As for the equity markets, following the recovery of the second half of last year, the main stock market indices displayed a mixed behavior in the first three months of 2004. The Nasdaq index fell by 0.46% while Dow Jones retreated 0.92% and S&P 500 increased 1.29%. In the Euro Area, CAC 40 and IBEX 35 rose by respectively 1.89% and 3.63%, while Frankfurt DAX lost 2.74%.

In Portugal, economic activity showed some signs of stabilization in consumption and investment in transportation equipment. There was however no significant improvement in confidence indicators and unemployment continued the upward trend, largely due to the delocalization of foreign capital companies to Eastern Europe. Regarding the equity markets, PSI 20 rose by 11.75%.

2.  PRIOR NOTE TO THE ANALYSIS OF THE ACTIVITY AND RESULTS

As announced in due time, in June 2003 Banco Espírito Santo sold to Banque Sofinco shares representing 45% of the share capital of Credibom – Sociedade Financeira para Aquisições a Crédito S.A.. As a result of this disposal, this entity was excluded from the consolidation scope of BES Group financial statements for 2004, although it was still included in the consolidated income statement and balance sheet for the 1st quarter of 2003. Therefore the results presented are not directly comparable.

Hence, whenever justified by circumstances, BES Group financial and business data will also be presented proforma (excluding Credibom).

3.  RESULTS AND PROFITABILITY

Consolidated net income reached euro 67.2 million, a year-on-year increase of 15.2% on a comparable basis. Annualized return on equity (ROE) reached 14.0% a significant performance, considering the current low level of interest rates.

INCOME STATEMENT

					euro million

			March
					%Chg.
		2003	2003*	2004	proforma

	Net Interest Income	190.0	179.2	178.4	–0.4
+	Fees and Commissions	100.8	101.0	130.6	29.2
=	Commercial Banking Income	290.8	280.2	309.0	10.3
+	Capital Markets Results	50.3	50.3	42.7	–15.1
=	Banking Income	341.1	330.5	351.7	6.4
–	Operating Costs	178.7	175.2	180.6	3.1
+	Extraordinary Results and Other	–16.7	–16.8	–16.2	—
=	Gross Result	145.7	138.5	154.8	11.8
–	Net Provisions	63.7	60.3	64.6	7.1
	Credit	47.1	44.1	58.3	32.2
	Securities	–2.1	–2.1	–1.1	—
	Other	18.7	18.3	7.4	—
=	Results Before Taxes and Minorities	82.0	78.2	90.2	15.4
–	Income Tax	13.3	12.0	13.1	9.1
–	Minority Interests	8.6	7.9	10.0	25.8
=	Net Income	60.1	58.3	67.2	15.2

* proforma, excluding Credibom

3.1  Net Interest Income

Net interest income reached euro 178.4 million, roughly at the same level as in the first quarter of 2003.

The fact that net interest income decreased only 0.4% is quite noteworthy, given that:
a)	lending policy remained conditioned by the frailties of the Portuguese economy, making it advisable to pursue a prudent lending policy, and moderate credit growth;
b)	customer funds continued to be constrained by competition, the decrease of market rates negatively impacting time deposits spreads; and
c)	the low level of interest rates limits the capacity to make short term funds profitable, namely sight deposits.

The net interest margin for the quarter was 1.85%, which compares with 2.02% in the same period in 2003.

3.2  Fees and Commissions

Fees and commissions, fuelled by a vast and coordinated set of initiatives geared to improving service quality and fostering loyalty in the customer base, displayed a strong performance (an increase of 29.2%). This performance is underpinned by traditional products (collections, custody of securities, account management and commissions on loans), as well as in bancassurance, cards, fund management and investment banking activities.

The strong performance of fees and commissions fuelled the 10.3% growth of commercial banking income, boosting the commercial gross margin (commercial banking income / average financial assets) to 3.24%, from 3.11% in the first quarter of 2003.

3.3  Capital Markets Results

The Group’s activity in the financial markets, notably foreign exchange and derivatives, was conditioned by the terrorist attacks in Spain, which had an adverse impact on markets’ expectations. Nevertheless, BES Group was able to take advantage of the opportunities arising from the recovery of the equity markets.

3.4  Operating Costs

Operating costs totaled euro 180.6 million in the period, which represents a low real increase.

Admin costs increased 7.1%, influenced by the promotional investments made in connection to the EURO 2004 and the BES 360º campaign. These non-recurrent expenses are expected to have a multiplier effect in fuelling BES penetration in higher value segments, as well as in the commercial dynamics generated around the European championship.

OPERATING COSTS
				euro million

	March
				% Chg proforma
	2003	2003*	2004

Staff Costs	79.0	77.7	80.4	3.6
Other Admin Costs	64.3	62.5	67.1	7.1
Depreciation	35.4	35.0	33.1	–5.3

Operating Costs	178.7	175.2	180.6	3.1

* proforma, excluding Credibom

Initiatives aimed at reinforcing operating efficiency were pursued. During this quarter, the Group’s factoring and leasing units were merged into a single company – Besleasing & Factoring, S.A. – and a central purchasing unit for the whole Group is now in the start-up stage.

3.5  Provisioning

Under the current macroeconomic environment, it is advisable to stick to a prudent policy in terms of credit risks, translated into a considerable reinforcement of provisions. Net credit provisions for the quarter were thus reinforced by euro 58.3 million, or 32.2% on the first quarter of 2003.

3.6  Extraordinary Results and Other

Extraordinary and other results include the amortization of the deferred costs related to pensions (actuarial deviations outside the corridor, early retirements and accrued responsibilities due to changes in actuarial assumptions), according to Notice 12/2001 of Bank of Portugal.

According to the above-mentioned Notice, the balance of deferred costs is deducted to TIER 1 for solvency ratios calculation purposes.

4.  ACTIVITY HIGHLIGHTS

The strong performance of customer funds, which rose by 13.0%, marked the activity during the first quarter. Lending activities, in view of the risks inherent to current economic constraints, grew at a moderate pace (6.3%, including securitized credit).

MAIN BUSINESS VARIABLES

				euro million

		March
				% Chg proforma
	2003	2003*	2004

Total Assets(1)	53,432	52,979	59,234	11.8

Net Assets	40,326	39,873	42,455	6.5
Loans to Customers (gross)	25,954	25,471	26,348	3.4
– Mortgage	8,798	8,798	8,615	–2.1
– Other Loans to Individuals	1,844	1,361	1,318	–3.1
– Corporate	15,312	15,312	16,415	7.2
Loans to Individuals / Loans to Customers (%)	41.0	39.9	37.7	–2.2	p.p.
Customer Funds
+ Deposits	16,988	16,988	18,528	9.1
+ Debt Securities placed with clients	6,094	6,094	7,085	16.3
= On-Balance Sheet Customer Funds	23,082	23,082	25,613	11.0
+ Off-Balance Sheet Funds	10,640	10,640	12,480	17.3
= Total Customer Funds	33,722	33,722	38,093	13.0

Transformation Ratio (%)	109	107	100	–7.	p.p

* proforma, excluding Credibom
(1) Net Assets + Asset Management + Other off-balance sheet liabilities + Securitized credit

Innovation in product launching and deeper segmentation were the key factors underlying the commercial strategy’s success in customer funding. As far as segmentation is concerned, BES 360° campaign was particularly relevant, as it was based on a differentiated offer specifically designed for affluent customers and aimed at increasing the Group’s penetration in this important segment.

As per the main credit components, mortgage loans remained the most dynamic item overall, rising by 7.2%; other loans to individuals, still requiring strict selectivity criteria, were down by 6.3%; and corporate credit grew by 7.1%.

						euro million

	Mar 03 *		Mar 04		Change (%)

	Excluding	Including	Excluding	Including	Excluding	Including
	securitization	securitization	securitization	securitization	securitization	securitization

Loan Portfolio	25,471	26,938	26,348	28,639	3.4	6.3
Mortgage	8,798	9,778	8,615	10,477	–2.1	7.2
Other Loans to Indiv	1,361	1,588	1,318	1,488	–3.1	–6.3
Corporate	15,312	15,572	16,415	16,674	7.2	7.1

* proforma, excluding Credibom

The strong increase in customer funds coupled with moderate growth of customer loans led to a reduction in the transformation ratio, which dropped to 100%, from 107% in March 2003.

During the first quarter of 2004 BES Investimento (BESI) showed a strong performance across all the main investment banking areas:

•	In M&A activity, BESI provided financial advisory services to the Portuguese State in the sale of its majority stake (euro 70 million) in Somincor to Eurozinc;

•	In capital markets, BESI co-led the Euronext Lisbon IPO of Media Capital Group (euro 250 million);

•	In structured finance, BESI structured and led the leverage buy-in operation of Parques Reunidos in Spain (euro 127 million);

•	In project finance, BESI structured and led the financing (275 million pounds) of the new Arsenal Football Stadium in London, and provided the financial advisory of the Madrid-Toledo motorway concession to a consortium formed by Corsan-Corviam, Comsa, Azvi, Sando Construcciones and BES (an investment of around euro 580 million).

In brokerage, BESI has been consolidating its position in the markets where it operates locally, Portugal, Spain and Brazil. In Portugal, BESI maintained its leadership position with a market share of 16%. In Spain, through Benito & Monjardin, its market share more than doubled, having surpassed 4.5% in April and placing BESI in the “Top 10” ranking of brokerage in Spain, in a universe of 65 active brokerage houses.

5.  ASSET QUALITY AND SOLVENCY

Overdue loans ratio posted a moderate evolution, backed by the assessment and credit recovery mechanisms. In fact, the ratio of overdue loans over 90 days rose by 9 basis points, the same as for the ratio of total overdue loans.

ASSET QUALITY
				change

		Mar 03 *	Mar 04	absolute	relative (%)

Loans to Customers (gross)	(eur mn)	25,471	26,348	877	3.4
Overdue Loans	(eur mn)	539.3	581.0	42	7.7
Overdue Loans > 90 days	(eur mn)	472.4	511.4	39	8.3
Overdue and Doubtful (B.Portugal) (a)	(eur mn)	—	565.5		—
Provisions for Credit	(eur mn)	702.7	751.6	49	7.0

Overdue Loans / Loans to Customers (gross)%		2.12	2.20		0.08	p.p
Overdue Loans > 90 days / Loans to Customers (gross)%		1.85	1.94		0.09	p.p
Overdue and Doubtful Loans (a) / Loans to Customers (gross)%		—	2.15		—
Coverage of Overdue Loans	%	130.3	129.4		–0.9	p.p
Coverage of Overdue Loans > 90 days	%	148.8	147.0		–1.8	p.p
Coverage of Overdue and Doubtful Loans	%	—	132.9		—

*	proforma, excluding Credibom
(a)	According to Bank of Portugal Circular-Letter no 99/03/2003

The prior risk coverage policy was maintained during this quarter, with provisions increasing above the deterioration in overdue credit: overdue loans over 90 days rose by euro 39 million versus March 2003, which compares with an increase of euro 49 million in credit provisions. As a result, the coverage ratio was maintained at a similar level as last year.

In addition, the balance of the Fund for General Banking Risks stands at euro 126 million, mostly charged during 2003.

On the other hand, the solvency ratio remains at comfortable levels: 11.48% according to Bank of Portugal rules (vs. 10.91% in March 2003) and 13.71% under the BIS criteria (March 2003: 12.84%).

		(%)

	Mar 03	Mar 04 (*)

Solvency Ratio (B. Portugal)
– TIER I	6.15	7.04
– Total	10.91	11.48
Solvency Ratio (BIS)
– TIER I	7.09	8.31
– Total	12.84	13.71

(*) estimate

At the end of March BES Group issued preferred shares amounting to euro 150 million, leading to an increase of the same amount in its tier I capital.

The medium and long-term debt rating is A1, as assigned by Moody’s, and A+ by FitchRatings; Standard and Poor’s has upgraded the outlook on its A– rating from negative to stable.

6.  PRODUCTIVITY

Regarding productivity and efficiency, noticeable results have been achieved through cost containment policies, which led to further improvements in the cost to income ex-markets to 58.4%. Notwithstanding current difficulties, the Board of Directors considers that the objective of reaching a Cost to Income ratio of 53% (without markets) in 2006 should be maintained.

The remaining productivity indicators also continued to improve, particularly the “Operating Costs / Average Net Assets” and “Total Assets per Employee” ratios.

PRODUCTIVITY AND EFFICIENCY

	Mar 03*	Mar 04	Chg.

Cost to Income (including markets)	53.0%	51.4%	–1.6	p.p.
Cost to Income (excluding markets)	62.5%	58.4%	–4.1	p.p.

Operating Costs / Average Net Assets	1.76%	1.70%	–0.06	p.p.
Total Assets** per Employee (eur '000)	7,204	8,118	12.7%
*	proforma, excluding Credibom
**	Net Assets + Asset Management + Other off-balance sheet liabilities + Securitized credit

7.  PROFITABILITY

Return on equity (ROE), based on the annualized first quarter result, reached 14%, an improvement when compared to the year 2003; return on assets (ROA) also improved versus the previous year (0.63% against 0.61%).

		(%)

	2003	Mar 04*

Return on Equity (ROE)	13.4	14.0
Return on Assets (ROA)	0.61	0.63

* Annualized

8.  ELECTRONIC BANKING

The first quarter of the year confirmed the trend for an increased penetration of Direct Channels in BES Group clients, reaching 48%.

The number of users of Internet Banking – BESnet – reached a record high of 680,000 in March, a 10% year-on-year increase. The strongest increase occurred in both the number of logins and the number of transactions, which were up by 19% versus March 2003 corresponding to a ratio of low value transactions performed off-branch of 33.4%, well above the 21.9% posted in the same period last year.

The Internet banking service for corporate customers - BESnet Negócios – continued to show a sustainable growth. Already 34,000 companies use this service, an increase of 19% on March 2003, while the number of transactions rose by 79% year-on-year.

The main initiatives related to new technologies in which the Group is involved continued to show good progress during the first quarter of 2004.

The pmelink.pt, the online business center for companies promoted by BES, CGD and PT, already has 13,200 corporate clients. Turnover increased 55% year-on-year, underpinned by daily customer additions of 40 companies, on average.

Banco BEST, a joint project of BES and PT, continued to capitalize on a differentiated value proposal aimed at the affluent clients segment, having already surpassed the 24,000 clients. Assets under management posted an increase of 65% year-on-year, to a total of euro 146 million.

9.  BES 360°

In the course of 2003 the Group implemented a set of key competences that allow to establish a uniform, consistent and strongly differentiated strategic approach to the Affluent market.

Following a strong investment in training, restructuring the offer, defining and implementing the financial planning, it was created an organizational structure composed of 310 managers who provide the necessary framework for Relationship and Advisory Banking. The results achieved so far through this integrated approach to the Affluent segment are quite positive.

THE BOARD OF DIRECTORS

BANCO ESPIRITO SANTO
CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2004
(Unaudited)

	Mar 2003	Mar 2004
	(10[3] EUR)	(10[3] EUR)

NET ASSETS
Cash and deposits at Central Banks	704,987	649,715
Loans and advances to credit institutions repayable on demand	481,801	429,160
Other loans and advances to credit institutions	4,527,234	5,983,989
(Provisions)	(8,395)	(43,287)
Loans and advances to customers	25,953,623	26,348,197
(Provisions)	(375,498)	(419,366)
Bonds and other fixed income securities	4,435,266	4,584,550
(Provisions)	(87,937)	(55,524)
a) Issued by Government and Public entities	1,368,038	1,048,373
(Provisions)	(5,638)	(1,573)
b) Issued by other entities	3,055,131	3,524,932
(Provisions)	(82,299)	(53,951)
c) Own securities	12,097	11,245
Shares and other variable income securities	714,780	680,537
(Provisions)	(102,641)	(74,610)
Investments in associated companies	50,670	56,126
(Provisions)	(2,384)	(2,385)
Other investments	949,353	947,724
(Provisions)	(41,996)	(28,480)
Intangible assets	537,330	598,054
(Amortization)	(363,276)	(439,663)
Tangible assets	1,055,702	885,893
(Depreciation)	(638,400)	(545,945)
Treasury stock	4,639	5
Other debtors	477,457	464,455
(Depreciations)	(19,155)	(27,795)
Prepayments and accrued income	2,072,575	2,463,712

TOTAL NET ASSETS	40,325,735	42,455,062

LIABILITIES AND SHAREHOLDERS' EQUITY
Amounts owed to credit institutions	7,350,694	5,969,196
a) Repayable on demand	336,806	456,467
b) With agreed maturity date	7,013,888	5,512,729
Amounts owed to customers	16,988,079	18,528,139
a) Savings accounts	2,226,471	2,097,603
b) Repayable on demand	6,815,701	6,857,929
c) With agreed maturity date	7,945,907	9,572,607
Debt securities	10,454,903	11,886,884
a) Outstanding Bonds	8,512,526	9,851,697
b) Other securities	1,942,377	2,035,187
Other liabilities	190,664	232,343
Accruals and deferred income	662,579	745,256
Provisions for liabilities and charges	413,627	396,124
a) Pension plan and equivalent charges	4,790
b) Other provisions	408,837	396,124
Provisions for general banking risks	18,251	126,341
Subordinated debt	1,694,615	1,633,873
Share capital	1,500,000	1,500,000
Share premium	300,000	300,000
Reserves	80,977	197,581
Revaluation reserves
Retained earnings	86,100	99,000
Minority interests	525,126	773,144
Consolidated net income for the period	60,120	67,181

BANCO ESPIRITO SANTO
CONSOLIDATED INCOME STATEMENT AS AT MARCH 31, 2004
(Unaudited)

	Mar 03	Mar 04
	(10[3] EUR)	(10[3] EUR)

CREDIT
Interest income	497,089	478,913
Income from securities	6,181	1,004
Commissions	86,353	100,386
Profits arising from trading activity	601,714	678,989
Write-back of provisions	53,402	35,803
Income arising from the equity method of consolidation	795	1,913
Other operating income	26,212	39,802
Extraordinary gains	3,278	7,743
		27

TOTAL CREDIT	1,275,024	1,344,580

DEBIT
Interest expense	307,053	300,565
Commissions	11,773	9,550
Losses arising from trading activities	557,606	637,322
General administrative costs	143,284	147,471
a) Staff costs	78,992	80,413
b) Other administrative costs	64,292	67,058
Depreciation	35,380	33,118
Other operating expenses	2,371	2,015
Provisions for loan losses and other risks	116,568	100,147
Provisions for investments	531	294
Extraordinary losses	15,915	21,372
Income taxes	13,290	13,073
Other taxes	1,730	1,785
Losses arising from the equity method of consolidation	782	705
Minority interests	8,621	9,982
Consolidated net income for the period	60,120	67,181

TOTAL DEBIT	1,275,024	1,344,580

This news release may include certain statements relating to the Banco Espírito Santo Group that are neither reported financial results nor other historical information. These statements which include targets, forecasts, projections, descriptions of anticipated cost savings, statements regarding the possible development or possible assumed future results of operations and any statement preceded by, followed by or that includes the words “believes”, “expects”, “aims”, “intends”, “may” or similar expressions or negatives thereof are or may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, regulations, and case law. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. These factors include, but are not limited to, changes in economic conditions in individual countries in which the BES Group conducts its business and internationally, fiscal or other policies adopted by various governments and regulatory authorities of Portugal and other jurisdictions, levels of competition from other banks and financial services companies as well as future exchange and interest rates. [Certain of the factors that could affect actual results and developments are described in Banco Espírito Santo’s Annual Report and Form 20-F under the heading “Risk Factors”.]
Banco Espírito Santo does not undertake to release publicly any revision to the forward-looking information included in this news release to reflect events, circumstances or unanticipated events occurring after the date hereof.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 29 April, 2004